As filed with the U. S. Securities and Exchange Commission on September 4, 2014

Registration No. 333 — 197877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1
☐ Post-Effective Amendment No.

(Check appropriate box or boxes)

NEW ALTERNATIVES FUND

(Exact Name of Registrant as Specified in Charter)

150 Broadhollow Road, Suite PH2

Melville, NY 11747

(Address of Principal Executive Offices)

(631) 423-7373

(Registrant’s Telephone Number, including Area Code)

DAVID J. SCHOENWALD, PRESIDENT

New Alternatives Fund

150 Broadhollow Road, Suite PH2

Melville, NY 11747

(Name and Address of Agent for Service)

Copies to:

TERRANCE JAMES REILLY, ESQ.

Montgomery, McCracken, Walker & Rhoads, LLP

123 South Broad Street

Avenue of the Arts

Philadelphia, PA 19109

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Class A Shares of Beneficial Interest, no par value.

An indefinite amount of the Registrant’s securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-197877) on August 5, 2014. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-197877) under the Securities Act of 1933, as filed with the Commission on August 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Melville and State of New York on the 3rd day of September, 2014.

NEW ALTERNATIVES FUND

By	/s/ DAVID J. SCHOENWALD
David J. Schoenwald, Chairperson of the Board, President and Treasurer

Pursuant to the requirements of the Securities Act, this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ DAVID J. SCHOENWALD	Chairperson of the Board, President and Treasurer	September 3, 2014
David J. Schoenwald

/s/ JONATHAN D. BEARD	Director	September 3, 2014
Jonathan D. Beard*

/s/ SUSAN HICKEY	Director	September 3, 2014
Susan Hickey*

/s/ SHARON REIER	Director	September 3, 2014
Sharon Reier*

/s/ MURRAY D. ROSENBLITH	Director and Secretary	September 3, 2014
Murray D. Rosenblith*

/s/ JEFFREY E. PERLMAN	Director	September 3, 2014
Jeffrey E. Perlman*

* By: /s/ DAVID J. SCHOENWALD
David J. Schoenwald
Attorney-in-Fact Pursuant to Power of Attorney

EXHIBIT INDEX

ITEM	EXHIBIT

(16)(16)(a)	Powers of Attorney for Jonathan D. Beard, Susan Hickey, Jeffrey E. Perlman, Sharon Reier, Murray D. Rosenblith and David J. Schoenwald.